M&F

M&F Bancorp, Inc.

2634 Durham Chapel Hill Boulevard (27707-2829)

919-687-7800 telephone PO Box 1932

919-687-7821 fax Durham, North Carolina 27702-1932

www.mf bonline.com

M & F Bancorp, Inc.

2006 ANNUAL REPORT

Building the future on a strong foundation

MEMBER FDIC EQUAL HOUSING LENDER

M&F BANCORP, INC. 2006 ANNUAL REPORT

TABLE OF CONTENTS

MESSAGE FROM THE CHAIRMAN 2

MESSAGE FROM THE PRESIDENT 3

A BRIEF HISTORY OF M&F BANK 5

BOARD OF DIRECTORS AND MANAGEMENT 11

ANNUAL MEETING

The Annual Meeting of Shareholders of M&F Bancorp, Inc., a North Carolina Corporation, will be held in the auditorium of the M&F Bank Corporate Center, 2634 Durham Chapel Hill Blvd., Durham, NC on Wednesday, May 16, 2007 at 6:00 p.m. All shareholders are cordially invited to attend.

TRANSFER AGENT

American Stock Transfer & Trust Company, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219, Telephone 1.877.777.0800

Message from the CHAIRMAN

My Fellow Shareholders,

It is once again my honor to bring you greetings on behalf of the Board of Directors for your Company, M&F Bancorp, Inc. We undertake the awesome responsibility with which you have entrusted us in the full knowledge that we serve at your pleasure, and we do so with pride.

This is the third consecutive year in which my message to you has centered on change. The Board of Directors of Mechanics and Farmers Bank (M&F Bank), your Company’s wholly owned subsidiary, recently developed the Vision Tenets that will serve as the basis of our long-term strategic direction. In the coming years, both your Company and its subsidiary unit plan to grow and develop and extend our reach beyond traditional boundaries and definitions. So the fact is, ‘change’ is likely to be a primary focus of our discussions for some time to come.

The entire year 2006 was a case in point. We experienced record earnings, and we made unprecedented investments of time and resources in new technology and systems. We welcomed new faces to the M&F family, and sadly, bid farewell to long-time friends. We saw new competitors join the fray in each of our markets, and watched as venerable institutions faltered along the way.

MACEO K. SLOAN Chairman of the Board

As you know, the 2007 – 2008 period marks the 100th anniversary of M&F Bank, and much preparation has gone into the events and activities that comprise our Centennial Celebration. You will be hearing and seeing more about the Celebration in the coming weeks and months. Yet even as we celebrate what has come before, we know we cannot rest on the accomplishments of the past. We must view this milestone achievement as a bridge to your Company’s future. To cross that bridge we all must have wisdom, faith, dedication, perseverance, and we all must embrace change.

We stand “on the shoulders of giants,” and empowered by a legacy of 100 years of success, we look forward to a bright new vision of greater things to come. With your continued confidence and support, we will make that vision a reality.

Sincerely,

Maceo K. Sloan Chairman of the Board

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2006 ANNUAL REPORT

Message from the PRESIDENT

Dear Shareholders,

It is my distinct privilege to greet you as the newly-named President and Chief Executive Officer of M&F Bancorp, Inc. and its wholly owned subsidiary, Mechanics and Farmers Bank (M&F Bank). I also have the pleasure to share highlights of your Company’s 2006 performance with you. Measured in a number of ways, 2006 was our best year ever due to the dedicated efforts of the Board of Directors, executive officers, management team and staff throughout the year. We achieved record earnings, grew our balance sheet at a controlled pace and made a number of key hires that position us well for future growth. Additionally, at a time when the industry is plagued by rising delinquencies from an overextended subprime mortgage market – a market we are not in, I might add – I am pleased to report that we significantly strengthened our asset quality.

Financial Results

Specifically, net income in 2006 was $1,786,000, or $1.05 per diluted share, up from $772,000, or $0.45 per diluted share, in 2005. The improvement in earnings came from several areas. First, net interest income increased 5% to $9,771,000 in 2006 from $9,301,000 in 2005. We were particularly gratified by this increase, as many banks have experienced declines in net interest income over the past year due to the protracted pressure on net interest margins. Fortunately, our growth in average earning assets was sufficiently strong in 2006 that it more than offset the margin pressure we experienced.

Another factor in the improvement in earnings was the lower provision for loan losses. In 2006, we recognized a credit for loan losses of $49,000, versus a provision for loan losses of $655,000 in 2005. The reduction in the provision reflected the significant improvement that occurred in M&F Bank’s level of delinquencies and non-accruing loans, which improved to 1.18% of gross loans as of December 31, 2006, as compared to 5.32% of gross loans as of December 31, 2005. This is a testament to the efforts of our credit administration, lending and other senior officers who have worked so diligently to lower our level of nonperforming assets.

A final factor in the strength of 2006’s earnings was cost containment, as noninterest expense declined to $10,190,000 in 2006 from $10,675,000 in 2005. While some of that decrease occurred due to the absence of a nonrecurring charge in 2005 of $577,000, it was also due to diligent attention to controlling expenses.

KIM D. SAUNDERS

President and Chief Executive Officer

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2006 ANNUAL REPORT

“The improvement in all these key measures of success illustrates the ongoing commitment to enhancing the value of your investment.”

We also achieved solid balance sheet growth in 2006, much of it in the final quarter of the year. Total assets were $268 million at December 31, 2006, up 9% from $246 million at December 31, 2005, and deposits increased 10% to $224 million at year-end 2006 from $204 million at the end of 2005. Although gross loans declined 4% at year-end 2006 from the level at the end of 2005, primarily reflecting paydowns on existing loans, we have added several key individuals to our banking team to build momentum and capacity in this area. These positions include new City Executives in Raleigh and Charlotte and new senior loan officers in Charlotte, Durham and Winston-Salem. The Company remains well capitalized to achieve this growth, as stockholders’ equity was $21.8 million, or 8.1% of assets, at December 31, 2006, up from $20.3 million at the year-ago date.

Undoubtedly, one of the most significant achievements of the past year was the improvement in asset quality. As of December 31, 2006, nonperforming assets totaled $1.4 million, or 0.52% of assets, down from $5.8 million, or 2.35% of total assets, as of December 31, 2005. This improvement resulted from our concerted efforts to tighten lending practices and to strengthen our collection efforts. The improvement in all these key measures of success illustrates the ongoing commitment to enhancing the value of your investment.

Looking Ahead

The environment is still quite challenging. Margins are likely to remain tight, and competition remains keen. While our personnel additions should help sustain balance sheet growth, they will likely put some pressure on expenses, as will our anticipated upgrade of M&F Bank’s core processing platform in 2007. These investments may have some short-term negative impact on earnings, however, they are critical in keeping your Company competitive and positioned for long-term success.

On a final note, let me say that I am honored to be part of an organization with such a proud heritage. What a fortuitous time this is for me to join the M&F family, with M&F Bank celebrating its 100th anniversary throughout 2007 – 2008. The principles on which the Bank was founded in 1907 – providing excellent, personalized service; building real relationships based on understanding our customers’ needs; and reinvesting in the communities we serve – continue to be the basis of our business today. As we move forward into our second hundred years, look for us to introduce exciting product and service enhancements and new initiatives designed to help us serve customers even better. In this way, we will keep faith with our customers, our shareholders, and the legacy with which we are entrusted.

My thanks to all of you, the shareholders, and the Board of Directors that represents you, for trusting me to lead us into our next great century.

Sincerely,

Kim D. Saunders

President and Chief Executive Officer

“The principles on which the Bank was founded in 1907 – providing excellent, personalized service; building real relationships based on understanding our customers’ needs; and reinvesting in the communities we serve – continue to be the basis of our business today.”

A Brief History 1907- 2007

of Mechanics and Farmers Bank

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2006 ANNUAL REPORT

At the turn of the 20th century,

African Americans had few opportunities to obtain financing for their business ventures or homes. There were equally few options to safely place money on deposit and earn interest, at least with established banking institutions. The founders had a dream for their community. The nine businessmen – the pioneers – who became the original incorporators of Mechanics and Farmers Bank were successful representatives of various professions, trades and crafts who shared a collective dream for their community and for their people. They were active community builders, and by the time M&F Bank was chartered on February 25, 1907, most of them had been involved in the establishment of numerous other institutions and organizations that formed the nucleus of a thriving business and residential district in Durham, anchored by what became known as “the Black Wall Street.”

The Bank’s mission is a commitment to promoting personal and community development. This mission is the core of our business, and we remain true to the values that have stood the test of time. Helping people build stronger lives, both personally and professionally, and helping businesses and community institutions grow and develop, are the philosophical tenets that inform our decisions and guide our actions. This is evidenced in the businesses, churches and universities that still operate today because of M&F Bank’s dedicated support.

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2006 ANNUAL REPORT

M&F Bank’s history

A condensed timeline

- Founded February 25, 1907

- Opened for business August 1908 at 112 W. Parrish St.

- Merged with Fraternal Bank & Trust in 1921

- Expanded to Raleigh in 1923

- Became NC’s 1st lending institution to be certified by the FHA in 1935; the same year, assets exceeded $1 million

- Expanded to Charlotte in 1962

- Purchased 116 W. Parrish St. headquarters building in 1965

- Expanded to Winston-Salem in 1981

- Black Enterprise “Bank of the Year” in 1987

- Assets exceeded $100 million in 1991

- Purchased new headquarters building at 2634 Durham Chapel Hill Blvd. in 1999

- Certified as a Community Development Financial Institution (CDFI) in 2002

- Launched state-wide financial literacy program in 2002

- Assets exceeded $200 million in 2003

- Awarded Bank Enterprise Award (BEA) by the Community Development Financial Institution Fund of the US Treasury in 2002 and 2004 for work done in providing financing in economically-distressed communities and promoting financial literacy

- Celebrated 100th anniversary of the founding of the Bank on February 25, 2007

M&F Bank has been a profitable institution every year since opening its doors.

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2006 ANNUAL REPORT

The Founders of M&F Bank

The founders were a diverse and accomplished group that included medical professionals, educators and owners of various businesses. They so believed in their dream of an African-American owned bank in Durham that they funded the initial $10,000 capital1 out of their own resources. They instilled in the newly founded institution their collective philosophy of courage, action, resolution and endurance. Our culture of success is rooted in their dedication, wisdom and vision.

THE LEADERS

Richard B. Fitzgerald

Fitzgerald, who came from a line of free Black people in Delaware and Pennsylvania, was the leader of the Bank’s originators, investing the first $1,500 towards the total required. He was a veteran of the Union Army who, with his brother Robert, owned and operated the region’s leading brick yard; Fitzgerald bricks were used in the construction of many of Durham’s unique historic buildings. Fitzgerald also was a partner in several other businesses, including a tannery and a drug store.

James E. Shepard

Shepard, the son of a minister, also was a preacher, a politician and a pharmacist. He was described as having a meticulous eye for detail and a penchant for “dotting the I’s and crossing the T’s.” Shepard is credited with writing what became the charter proposal that led to the incorporation of M&F Bank. Only a few years later, Shepard founded the National Religious Training School and Chautauqua (Meeting Place), which later became North Carolina Central University.

William G. Pearson

Pearson was the other catalytic force behind the founding of M&F Bank, along with Fitzgerald and Shepard. A graduate of Shaw University, Pearson was a teacher during the fledgling years of Durham’s school system, working half the year in the city schools and half the year in the county schools. He eventually became a principal and Supervisor of Durham City Schools. Described as a frugal, resourceful and purposeful man, Pearson saved laboriously in order to invest in real estate, and eventually was able to buy and sell several houses a year.

THE CORE GROUP

Jesse A. Dodson

Dodson worked his way through Shaw University, where he taught for two years after graduation. He became a licensed pharmacist in 1897, and also served as an elementary school principal in Durham for five years. Like many of his contemporaries, Dodson was pragmatic, frugal and hardworking. Dodson became Fitzgerald’s son-in-law in 1898 when he wed fellow educator Lillian Fitzgerald.

James R. Hawkins

Hawkins was 22 and had just enrolled in Leonard Medical College at Shaw University when, in 1907, he became the youngest of the nine original incorporators of M&F Bank. Industrious and ambitious, he reportedly financed his education working in hotels and on steamboats in the North during the summers. By the age of 30, he was an established physician in Lexington, NC, where he moved after earning his medical degree.

1 Various indices show that a $10,000 cash investment in 1907 would have an approximate present-day value between $214,000 (using the Consumer Price Index) to more than $3,661,000 (using a relative share of Gross Domestic Product).

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2006 ANNUAL REPORT

John Merrick

A native of Clinton, NC, Merrick was a successful and enterprising businessman despite a lack of formal education. His credo was “work hard and save a little of what you earn.” A major influence in the building and development of “Black Wall Street,” Merrick eventually became the owner of several barber shops in Durham, a partner in several other businesses, and one of the founders of North Carolina Mutual Life Insurance Company.

Aaron M. Moore

Moore, Durham’s first Black physician, also was the product of Shaw University, where he earned a Doctor of Laws degree before earning his medical degree. Moore was a partner in Merrick-Moore-Spaulding Real Estate, and was one of the founders of North Carolina Mutual Life Insurance Company. Moore, along with Merrick and S. L. Warren, was instrumental in the founding of Lincoln Hospital.

W. G. Stevens

While there are indications that Stevens was a partner in a number of business ventures in Durham, our research reveals little definitive information about this member of the original organizers. Various documents even show alternative spellings of his name as “G. W. Stephens” and “W. G. Stephens.” The bank he helped to establish may be his only lasting legacy.

Stanford L. Warren

A quiet, reserved man and an impeccable dresser, Warren was another graduate of Leonard Medical College at Shaw University. He was the quintessential community activist who acted as a mentor for younger men, including James Hawkins. Warren was the grandfather of J. W. Taylor, M&F Bank’s eighth president.

THE PRESIDENTS OF M&F BANK

Richard B. Fitzgerald 1907-1908

John Merrick 1909-1918

William G. Pearson 1918-1920

Stanford L. Warren 1920-1921

C. C. Spaulding 1922-1952

John H. Wheeler 1952-1978

J. J. Sansom, Jr. 1978-1983

Julia W. Taylor 1983-2000

Lee Johnson, Jr. 2000-2005

Ronald Wiley 2005-2007

Kim D. Saunder s 2007 - present

J. H. Wheeler (l) and C. C. Spaulding

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2006 ANNUAL REPORT

Celebrating Our Centennial

100 YEARS M&F MECHANICS AND FARMERS BANK

Welcome to our next great century.

M&F Bank was founded in February 1907 and opened for business in August 1908, so we will be celebrating our Centennial throughout 2007 – 2008. Our 100th anniversary observance kicked off with the first-ever Founders Celebration, February 25, 2007.

Three CEOs: Kim Saunders, Julia Taylor, Walter Tucker

(above)

Walter Tucker regales the audience with his knowledge of the Bank’s history

(right)

George Fraser & Jim Stewart, Chairman of M&F Bank Board prepare to address the audience

Board member Aaron Spaulding is interviewed for BrandNewz.com

Rann Paynter (l) of the NCBA compares notes with Glenn Benton

Kim Saunders recognizes members of shareholder “Honor Roll”

M.K. Sloan, Chairman of M&F Bancorp Inc discusses the Celebration with Victoria Treadwell

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2006 ANNUAL REPORT

(l – r) Fraser, Valerie Quiett, Board member and 40 year Honor Roll member Joseph Sansom

Guests read about guest speaker Fraser’s career

Long-time customer and friend Dr. George Debnam with Kim Saunders

Jim Stewart presents a gift from the Board of Directors

William Stephens (l) discusses the occasion with C. P. Booker from Winston-Salem

M&F BANCORP, INC.

BOARD OF DIRECTORS

Maceo K. Sloan

Chairman, M&F Bancorp, Inc. Chairman, CEO, & CIO NCM Capital Chairman, President & CEO Sloan Financial Group, Inc. Durham, NC

Joseph M. Sansom

Vice Chairman M&F Bancorp, Inc. Managing Partner Sansom Associates, LLC Raleigh, NC

Willie T. Closs, Jr.

Executive Vice President

NC Mutual Life Insurance Company Durham, NC

Genevia Gee Fulbright

Vice President

Fulbright & Fulbright, CPA, PA Durham, NC

Michael L. Lawrence

CFO/COO NCM Capital Durham, NC

Aaron L. Spaulding

Founder, President and CEO Prestige Travel/American Express Raleigh, NC

OFFICERS

Kim D. Saunders

President and CEO M&F Bancorp, Inc. Durham, NC

Anthony C. Powell

Vice President M&F Bancorp, Inc. Durham, NC

Jonathan Sears Woodall

SVP/Chief Financial Officer/ Corporate Secretary M&F Bancorp, Inc.

Durham, NC

Valerie M. Quiett, Esquire

Compliance Officer/ Assistant Corporate Secretary M&F Bancorp, Inc. Durham, NC

COMMITTEES

Audit Committee

Willie T. Closs, Jr., Chairman Michael L. Lawrence, Secretary Genevia Gee Fulbright Aaron L. Spaulding

Strategic Issues and Planning Committee

Maceo K. Sloan, Chairman Aaron L. Spaulding, Vice Chairman Willie T. Closs, Jr.

Genevia Gee Fulbright Michael L. Lawrence Joseph M. Sansom

Compensation Committee

Willie T. Closs, Jr., Chairman Aaron L. Spaulding Maceo K. Sloan

Corporate Governance and Nominating Committee

Aaron L. Spaulding, Chairman Willie T. Closs, Jr.

Genevia Gee Fulbright Maceo K. Sloan

GENERAL COUNSEL

William A. Marsh, Jr.

SPECIAL COUNSEL

Brooks, Pierce, McLendon, Humphrey & Leonard, LLP

Womble, Carlyle, Sandridge & Rice, LLP

M&F BANCORP, INC. 11

2006 ANNUAL REPORT

M&F BANK

BOARD OF DIRECTORS

James A. Stewart*

Chairman, Board of Directors Mechanics and Farmers Bank Broker/Consultant Stewart Investment Properties, Inc. Durham, NC

Connie J. White

Vice Chairman, Board of Directors Mechanics and Farmers Bank Management Consultant Durham, NC

Willie T. Closs, Jr.

Executive Vice President

NC Mutual Life Insurance Company Durham, NC

Genevia Gee Fulbright

Vice President

Fulbright & Fulbright, CPA, PA Durham, NC

Michael L. Lawrence

CFO/COO NCM Capital Durham, NC

Cedric L. Russell

Funeral Director and General Manager Russell Funeral Home Winston-Salem, NC

Joseph M. Sansom*

Managing Partner Sansom Associates, LLC Raleigh, NC

John C. Scarborough III

President and CEO Scarborough and Hargett Funeral Home Durham, NC

Maceo K. Sloan

Chairman, CEO, & CIO NCM Capital Chairman,

President & CEO Sloan Financial Group, Inc. Durham, NC

Kim D. Saunders*

President and CEO

Mechanics and Farmers Bank Durham, NC

DIRECTORS EMERITI

William J. Kennedy III Lem Long, Jr.

Walter S. Tucker

CORPORATE OFFICERS

Kim D. Saunders

President and CEO

Jonathan Sears Woodall

SVP/Chief Financial Officer/ Corporate Secretary

W. Donald Harrington

Senior Vice President/Credit Group Executive

Harold G. Sellars

Senior Vice President/Quality Assurance/Lending Administrator/ Security Officer

Anthony C. Powell

Senior Vice President/Operations Group Executive

Evelyn Acree

Senior Vice President/City Executive, Winston-Salem

Bruce C. Osterhout

Senior Vice President/City Executive, Charlotte

Stanley Green, Jr.

Senior Vice President/Business Development, Eastern Region

Soberina Traywick

Senior Vice President/City Executive, Raleigh

Queron U. Smith

Vice President/City Executive, Durham

Eddie W. Alvarez

Vice President/Relationship Manager, Durham

Allan E. Sturges

Vice President/Comptroller

Julia V. Banks

Vice President/Branch Operations Support

Samuel T. Gibson III

Vice President/Senior Sales Executive

Veronica Dawkins

Vice President/Relationship Manager, Charlotte

Calvin Slade

Vice President/Relationship Manager, Winston-Salem

Anne DeLoatch

Assistant Vice President/Senior Banking Center Service Manager/ Assistant Security Officer/Assistant Corporate Secretary, Durham

BANKING OFFICERS

Tanya Dial-Bethune

Branch Manager/Assistant Corporate Secretary, Charlotte

Carolyn Lyons

Human Resources Director

Karen McMillen

Loan Operations Manager

Lucera B. Parker

Marketing Director

Sheila Winston-Graves

Senior Banking Center Service Manager/Assistant

Security Officer/Assistant Corporate Secretary, Raleigh

OTHER OFFICERS

Valerie Quiett, Esquire

Compliance Officer/Assistant Corporate Secretary

Saundra H. Quick

Executive Secretary/Assistant Corporate Secretary

INTERNAL AUDIT

Samuel A. Maclin

Audit Risk Director

COMMITEES 2005

Asset Liability Committee

Aaron L. Spaulding, Chairman Jonathan Sears Woodall, Secretary W. Donald Harrington Anthony C. Powell Kim D. Saunders James A. Stewart Allan E. Sturges Connie J. White

Audit Committee**

Willie T. Closs, Jr., Chairman Michael L. Lawrence, Secretary Genevia Gee Fulbright Aaron L. Spaulding

Compensation/Personnel Committee

Aaron L. Spaulding, Chairman Anthony C. Powell Carolyn Lyons Joseph M. Sansom Kim D. Saunders J. C. Scarborough III

Maceo K. Sloan James A. Stewart Jonathan Sears Woodall

EDP and Technology Committee

Joseph M. Sansom, Chairman Anthony C. Powell, Secretary Patricia Bagby Julia V. Banks W. Donald Harrington Tammie Hollingsworth Kevin

Parker Lucera B. Parker Valerie M. Quiett Jane Rouse Kim D. Saunders

James A. Stewart Allan E. Sturges Connie J. White Jonathan Sears Woodall

Loan Review Committee

Vacant, Chairman

Harold G. Sellars, Vice Chairman Chevez Thornton, Secretary Evelyn Acree Stanley Green, Jr.

W. Donald Harrington Kim D. Saunders Queron U. Smith

Marketing & Advertising Committee

Connie J. White, Chairman Lucera B. Parker, Secretary Willie T. Closs, Jr.

Lem Long, Jr., Ex officio Anthony C. Powell Cedric L. Russell Kim D. Saunders J. C. Scarborough III Aaron L. Spaulding Allan E. Sturges

CITY ADVISORY BOARDS

Durham

James A. Stewart, Chairman Queron U. Smith, Secretary Jesse T. Callis Julio Cordoba Deryle Daniels Fredrick A. Davis L. Lois Deloatch Whitney Rich Kim D. Saunders, Ex officio

Charlotte

Lem Long, Jr., Chairman Bruce C. Osterhout, Secretary

Terrence A. Hawkins Anthony V. Hunt Calvin Wayne McDougal Kim D. Saunders, Ex officio Marie P. Tann Walter S. Tucker Jewett L. Walker

Raleigh

Joseph M. Sansom, Chairman Stanley Green, Jr., Secretary Paul L. Anderson Angelia “Angie” Arrington Portia H. Brandon Helen M. Calloway Dexter V. Perry Martel A. Perry Kim D. Saunders, Ex officio Jocelyn D. Williams

Winston-Salem

New membership currently under consideration

*Executive Committee **M&F Bancorp, Inc.

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